ING Life Insurance and Annuity Company
Variable Annuity Account C

ING MAP Plus NP^{SM}

Supplement dated July 20, 2005 to the
Contract Prospectus and Contract Prospectus Summary, each dated April 29, 2005,
as supplemented on April 29, 2005 and June 17, 2005
and the Statement of Additional Information dated April 29, 2005

The information in this Supplement updates and amends certain information contained in the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). You should read this Supplement along with the current Contract Prospectus, Contract Prospectus Summary, and SAI.

1. Effective July 18, 2005, the AIM Health Sciences Fund – Investor Class has merged into the AIM Global Health Care Fund – Investor Class. As a result of the merger, all references to the AIM Health Sciences Fund – Investor Class in the contract prospectus, contract prospectus summary and SAI are deleted and the AIM Global Health Care Fund – Investor Class is added as an investment option. After the close of business on July 15, 2005, all existing account balances invested in the AIM Health Science Fund and any future allocations to the AIM Health Sciences Fund were transferred to the AIM Global Health Care Fund.

2. The minimum and maximum total fund operating expenses shown in the Contract Prospectus will not change with the addition of the fund in Item 1 of this supplement. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.

3. The information regarding AIM Health Sciences Fund included in the Fund Expense Table beginning on page 7 of the Contract Prospectus is deleted and replaced with the following:

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
AIM Global Health Care Fund (Investor Class)⁽³⁾	0.61%	0.25%	0.39%	1.25%	--	1.25%

4. Footnote (3) to the Fund Expense Table on page 10 of the Contract Prospectus is deleted and replaced with the following footnote:

(3) Effective July 18, 2005, Management (Advisory) Fees were permanently reduced to 0.75% of the first $350 million, plus 0.65% of the next $350 million, plus 0.55% of the next $1.3 billion, plus 0.45% of the next $2 billion, plus 0.40% of the next $2 billion, plus 0.375% of the next $2 billion, plus 0.35% of the Fund's average daily net assets in excess of $8 billion. Management (Advisory) Fees have been restated to reflect this agreement. Net Annual Fund Operating Expenses have been restated to reflect the current fees in effect upon the closing of the reorganization of AIM Health Sciences Fund into AIM Global Health Care Fund on July 18, 2005. There is no guarantee that actual expenses will be the same as those shown in the table.

5. The information regarding AIM Health Sciences Fund included in the table under "Subaccount Administrative Adjustment Charge" on page 26 of the Contract Prospectus and page 6 of the Contract Prospectus Summary is deleted and replaced with the following:

AIM Global Health Care Fund (Investor Class)   0.15%

6. The following information is added to Appendix IV – Fund Descriptions in the Contract Prospectus.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
AIM Investment Funds – AIM Global Health Care Fund (Investor Class)	A I M Advisors, Inc.	Seeks long term growth of capital. Invests, normally, at least 80% of assets in securities of health care industry companies. Will invest primarily in marketable equity securities, including convertible securities, but may include other securities, such as synthetic instruments. Will normally invest in the securities of companies located in at least three different countries, including the United States. Will invest no more than 50% of its total assets in the securities of issuers in any one country, other than the U.S.

7. The following information is added to the Fund Expense Table on page 7 of the Contract Prospectus Summary.

	Column 1	Column 2	Column 3
	Maximum Total Subaccount Annual Charges	**Total Annual Fund Operating Expenses**	**Total Annual Expenses (Subaccount Plus Fund Expenses)**
AIM Global Health Care Fund (Investor Class)	2.40%	1.25%	3.65%